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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

                                (RULE 14d-101)
                 SOLICITATION/RECOMMENDATION STATEMENT UNDER
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         APACHE MEDICAL SYSTEMS, INC.
                          (NAME OF SUBJECT COMPANY)

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                         APACHE MEDICAL SYSTEMS, INC.
                      (NAME OF PERSON FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASSES OF SECURITIES)

                                 037465 10 2
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               KAREN C. MILLER
                         APACHE MEDICAL SYSTEMS, INC.
                            1650 TYSONS BOULEVARD
                            MCLEAN, VIRGINIA 22102
                                (703) 847-1400
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
               RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                         THE PERSON FILING STATEMENT)

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                               With a copy to:

                             JOHN MCDONALD, ESQ.
                                 SHAW PITTMAN
                             2300 N STREET, N.W.
                             WASHINGTON, DC 20037
                                (202) 663-8000

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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APACHE MEDICAL SYSTEMS, INC.
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Suite 300 - 1650 Tysons Boulevard - McLean, VA 22102-3915 - Tel: (703)
847-1400 - Fax: (703) 847-1401






                                                          Contact: Karen Miller
                                                   Vice President Finance & CFO
                                                        (703) 847-1400, ext 131



            APACHE COMMENTS ON ANNOUNCEMENT FROM H-QUOTIENT, INC.


McLean, Virginia -- February 1, 2001 -- APACHE Medical Systems, Inc. (NASDAQ:
AMSI) confirmed today that it is aware of the announcement by H-Quotient, Inc., made earlier this week, that H-Quotient intends to make an unsolicited offer to acquire a minimum of fifty-one percent (51%) of the outstanding shares of APACHE.

Violet Shaffer, President and COO of APACHE stated: "We have seen the announcement issued by H-Quotient. However, we have not received any subsequent information from H-Quotient regarding the proposed offer. Therefore, we are unable to evaluate the merits of any potential offer that H-Quotient may make. When or if we receive such information, our management and board of directors will take appropriate measures in considering the offer."

APACHE Medical Systems, Inc. -- a recognized leader in clinical decision support/outcomes management systems and consulting services for the care of high-risk patients -- provides products and services that enable health systems, hospitals and providers to apply an evidence-based approach to achieve clinical performance excellence, reduce cost and compete effectively under managed care. APACHE is helping providers better manage the clinical, financial and patient outcomes of high-risk, high-cost patients in critical, acute, cardiovascular and HIV/AIDS care. APACHE provides advanced clinical data collection tools, registry management and analytic services for federal government research, as well as in support of clinical trial design and product-effectiveness evaluations for the pharmaceutical and medical device industries.

APACHE (www.apache-msi.com) is headquartered in Northern Virginia.

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